300 Continental Drive
Newark, DE 19713
t: 302-451-0200

July 14, 2015

Steven J. McGarry
Executive Vice President and
Chief Financial Officer

Stephanie Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    SLM Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-13251

Dear Ms. Ciboroski,

On behalf of SLM Corporation (the “Company”), I respectfully provide our responses to the comments in your letter dated July 6, 2015. For your convenience, the text of your comments is reproduced below before each applicable response.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business

Supervision and Regulation, page 10

1.
Please confirm that in future filings, as applicable, you will not include the language contained in the third sentence of your Overview section that seeks to qualify your descriptions of applicable laws and regulations; you are responsible for the information contained in your Annual Report.

Stephanie Ciboroski
Securities and Exchange Commission
July 14, 2015

Response:

We confirm that in future filings we will not include the language contained in the third sentence of our Overview section qualifying our descriptions of applicable laws and regulations.

Item 11. Executive Compensation, page 75

Definitive Proxy Statement on Schedule 14A

Pre-Spin-Off MIP Computations, page 43

2.
Please describe the reasons that the Nominations, Governance and Compensation Committee exercised its downward discretion in lowering the 2014 Post-Spin-Off Corporate Performance Bonus Component approximately 20% from the 2014 Post-Spin-Off Target Bonus Amount you disclosed on page 44.

Response:

As described on pages 39 and 42 of the Company’s definitive 2015 proxy statement (the “Proxy Statement”), the Company’s Management Incentive Plan (“MIP”) adopted by the Nominations, Governance, and Compensation Committee (the “NGC Committee”) of the Company’s Board of Directors funds a potential maximum aggregate bonus pool upon achievement of a specific objective performance trigger, in this case earnings per share.  The funding of the potential maximum bonus pool allows for payments to individuals above target bonuses but does not irreversibly obligate the NGC Committee to pay out the maximum amount of the bonus. The NGC Committee may then exercise downward (or “negative”) discretion (and did so in 2014) as is common in so-called umbrella plans designed to permit deductibility of compensation expense for tax purposes. Actual bonus payments are determined largely by reference to the achievement of the corporate MIP performance goals set forth and calculated in the Proxy Statement, on page 44, as well as an individual performance component established by the NGC Committee in consultation with our Chief Executive Officer. (The Chief Executive Officer does not participate in the determination of any aspects of his bonus.)

For 2014, two separate MIP programs existed: one for the period prior to the Company’s separation from Navient and one for the period after such separation (the “2014 Post-Spin-Off MIP”) to which your question applies.

With respect to the 2014 Post-Spin-Off MIP payouts disclosed in the second table on page 44 of the Proxy Statement (reproduced below), the amounts reflected in column (d) of the table represent the named executive officers’ (the “NEOs”) 2014 Post-Spin-Off target bonuses. The amounts in column (g), reflect the actual total Post-Spin-Off bonus amounts paid to the NEOs, which consist of both a corporate 2014 Post-Spin-Off MIP performance component (i.e., column (e)) and individual performance component ((i.e., column (f)). When reviewing the total bonus payments reflected in column (g), the NGC Committee determined the amounts were appropriate in light of the Company’s level of achievement of the 2014 Post-Spin-Off MIP corporate performance targets, the NEOs’ individual performances, and the transformative changes faced by the Company in connection with the Spin-Off in 2014. Therefore, actual total 2014 Post-Spin-Off MIP bonuses exceeded target.

Stephanie Ciboroski
Securities and Exchange Commission
July 14, 2015

Named Executive Officer (a)	% of Base Salary (b)	2014 Full Year Target Bonus $ Amount (c)	2014 Post-Spin- Off Target Bonus $ Amount* (d)	2014 Post-Spin-Off Corporate Performance Bonus Component (e)	2014 Post- Spin-Off Individual Performance Bonus Component (f)	2014 Post-Spin- Off Total Bonus (g)
Mr. Quinlan	150%	$900,000	$604,110	$461,540	$552,625	$1,014,165
Mr. McGarry	125%	$468,750	$314,640	$240,385	$149,700	$390,086
Mr. Lutz	—	$787,500	$—	$—	$—	$—
Mr. Dale	100%	$400,000	$350,000	$—	$—	$350,000
Mr. Rocha	125%	$468,750	$314,640	$240,385	$169,700	$410,086

*	Amounts are pro-rated based on the eight-month period beginning May 1, 2014 and ending December 31, 2014.

**	Mr. Dale’s offer letter states that he is eligible to participate in the 2014 MIP and has a guaranteed minimum bonus of $350,000.

Note 2-Significant Accounting Policies, page F-12

Allowance for Private Education Loan Losses, page F-14

3.
We note your disclosure that you have a 120 day charge-off period, which is down from your prior policy of a 212 day charge-off period. Additionally, on page 21 you state that in light of the change in your charge-off policy, you have revised your default aversion strategies to now focus more on loans 30 to 120 days delinquent. Lastly, we note that you disclose on page 2 that approximately 90 percent of your loans are cosigned. Please respond to the following:

a.	Tell us in more detail how the amount of the charge-off at 120 days is determined given the high percentage of your loans that are cosigned.

b.	Describe to us the procedures you take with respect to the cosigner prior to charging off the loan at 120 days past due.

c.	Tell us whether in all instance you seek action with the cosigner prior to charging off the loan at 120 days past due.

d.
Tell us in more detail about the default aversion strategies you take on the loans that are past due and whether the actions differ from the strategies previously performed under your old charge-off policy.

Stephanie Ciboroski
Securities and Exchange Commission
July 14, 2015

Response:

a.	Tell us in more detail how the amount of the charge-off at 120 days is determined given the high percentage of your loans that are cosigned.

All of our Private Education Loans are unsecured loans and in accordance with Federal Deposit Insurance Corporation guidelines1, when the loan is 120 days past due we charge off 100 percent of the loan balance without regard to whether there is a cosigner. As described further in (b) below, prior to any charge-off event, we make numerous attempts to contact both the borrower and the cosigner to cure the delinquency on the loan.

b.	Describe to us the procedures you take with respect to the cosigner prior to charging off the loan at 120 days past due.

To the extent there is a cosigner on the loan, we will attempt to reach that cosigner before charging off the loan.  Typically, once a loan is 10 days delinquent, we send an email to both the borrower and the cosigner to inform them of the delinquency. Shortly thereafter we attempt to contact both the borrower and the cosigner by telephone. By the end of the first month of the delinquency, our contact attempts with the borrower and the cosigner would have included a letter, several emails and several telephone calls. We employ the same methods to contact a cosigner as we would a borrower (letters, emails, telephone calls). As the loan becomes more delinquent, we increase the frequency of contact attempts through correspondence, email and telephone.

c.	Tell us whether in all instance you seek action with the cosigner prior to charging off the loan at 120 days past due.

Yes, in all instance prior to charging off a loan we would have made numerous attempts to contact the cosigner beginning with the tenth day of the initial delinquency.

d.
Tell us in more detail about the default aversion strategies you take on the loans that are past due and whether the actions differ from the strategies previously performed under your old charge-off policy.

Please see our answer to (b) above. Our default aversion strategies have not changed as result of the change in our charge-off policy. However, the change has condensed the period in which the default aversion strategies must be executed.

___________
1 FDIC Law, Regulations, Related Acts, 5000 - Statements of policy, Uniform Retail Credit Classification and Account Management Policy. “…Closed-end retail loans that become past due 120 cumulative days and open-end retail loans that become past due 180 cumulative days from the contractual due date should be classified Loss and charged off.”

Stephanie Ciboroski
Securities and Exchange Commission
July 14, 2015

Troubled Debt Restructurings, Page F-15

4.
We note your disclosure that your troubled debt restructuring (TDR) portfolio is comprised mostly of loans with interest rate reductions and forbearance usage greater than three months. We also note your disclosure on page F-23 that your forbearance policies include limits on the number of forbearance months granted consecutively and the total number of forbearance months granted over the life of the loan. Please respond to the following:

a.
Clarify whether in all instances you would classify a loan as a TDR if more than one three-month forbearance period was granted to a borrower over the life of the loan. If not, please tell us the circumstances when you would not consider multiple three-month forbearance periods to be a TDR.

b.
Tell us how you consider the existence of a cosigner in deciding whether to offer a concession or forbearance on a loan. For example, tell us whether you grant concessions on student loans where cosigners exist.

Response:

a.
Clarify whether in all instances you would classify a loan as a TDR if more than one three-month forbearance period was granted to a borrower over the life of the loan. If not, please tell us the circumstances when you would not consider multiple three-month forbearance periods to be a TDR.

During the initial period after a borrower enters full principal and interest repayment (typically upon graduation), we allow the borrower to receive six months of forbearance within the first nine months after the loan enters full principal and interest repayment without the loan being classified as a TDR loan. This reflects that, at the time the loan is originated, we recognize borrowers may need some additional time beyond the initial grace period to get on a sound financial footing following graduation. This is typically a period when borrowers may have higher expenses resulting from relocation, work-related wardrobe needs, rent deposit, acquisition of a car, or even to obtain gainful employment.

Once the initial nine month period described above is over, any loan that receives more than three months of forbearance in a twenty-four month period is classified as a TDR. We use a twenty-four month period because we believe that if a borrower has requested forbearance in excess of three months within a twenty-four month period, the financial difficulty that triggered the request for forbearance has likely not resolved itself. However, if a borrower has received no more than three months’ forbearance and then subsequently has twenty-four months or more of on-time payments before the borrower requests another forbearance, the triggering of the second forbearance is likely to be a new event that has caused the borrower to be in financial difficulty.

b.
Tell us how you consider the existence of a cosigner in deciding whether to offer a concession or forbearance on a loan. For example, tell us whether you grant concessions on student loans where cosigners exist.

Yes, we grant forbearance and interest rate reductions on Private Education Loans when there is a cosigner on the loan. Most forbearance is requested by (and subsequently granted to) borrowers prior to a loan becoming delinquent. Consequently, we typically do not contact the cosigner before the forbearance is granted.

Stephanie Ciboroski
Securities and Exchange Commission
July 14, 2015

* * * * *

In connection with our response to your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please feel free to contact me.

Sincerely,

/s/ STEVEN J. MCGARRY
Steven J. McGarry
Executive Vice President and Chief Financial Officer